10/2

07027041

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental Precious Minerals

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

OCT 04 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03358 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/2/07

0 82-03358

CONTINENTAL PRECIOUS MINERALS INC.

RECEIVED

2007 OCT -2 A

3-31-07
AR/S

2007 ANNUAL REPORT

WWW.CPMINERALS.COM

360 Bay Street / Suite 500 / Toronto / ON / M5H 2V6 / Canada direct. 416 805 3036 fax. 905 276 4862

DEAR SHAREHOLDERS:

Another year has passed and your company continues to make excellent progress on its projects in Sweden.

Drilling on the HRU licences has focused on the Pleutajokk deposit on the Guorbavare mineral exploration licence, on which the Company has completed approximately 1,000 metres of drilling. The assay results confirm the historical grade and tonnage of the mineralization taken into account in the resource estimate included in the 2005 national instrument 43-101 technical report on the HRU licences.

On the Company's MMS Viken mineral exploration licence and surrounding licences, the Company has completed approximately 5,300 metres of drilling to the end of July 2007. After announcing a first time resource estimate in May 2007, the Company was able to more than triple the resource estimate by the end of August 2007. The national instrument 43-101 technical report completed by independent qualified persons on August 28, 2007 contains an inferred resource estimate of 685 million tons grading 0.34 pounds per ton uranium oxide (or 232 million pounds of uranium oxide), 5.83 pounds per ton vanadium (or 3.9 billion pounds of vanadium), 0.73 pounds per ton molybdenum (or 500 million pounds of molybdenum) and 0.61 pounds per ton of nickel (or 417 million pounds of nickel).

The outlook for the year ending May 31, 2008 is positive as the Company continues its focus on the Viken MMS licence, the Pleutajokk deposit on Guorbavare licence and Lill-Juthatten licence (HRU), with the following drilling and other activities planned for the next twelve months:

- Drilling of approximately 15,000 metres on the MMS Viken licence and surrounding licences. Once a main target area is identified, drilling of approximately 2,000 metres on a tighter grid with some angled holes are contemplated. Metallurgical studies have commenced and are expected to continue for about a year.

- Drilling of pilot holes of approximately 3,000 metres on the MMS Cal licences, initially to test thickness and grade, bearing in mind infrastructure and environmental issues.

- Drilling of approximately 3,000 metres on the MMS (VG) licences.

- Drilling of approximately 1,000 metres on the MMS (Närke) licences.

- Drilling of verification twin holes of approximately 2,500 metres on the HRU licences other than Björkråmyran and Lill-Juthatten and drilling of approximately 1,000 metres on the Björkråmyran licence once the terrain is frozen. Geophysical and environmental studies on the Lill-Juthatten licence, followed by drilling once the Company has obtained a drilling permit.

The contemplated drilling programs may be adjusted based on results obtained. The Company expects to have five drills operating, subject to weather and other conditions.

The Company takes great satisfaction in having substantially increased its net worth in the last two years. Cash and cash equivalents have increased from approximately $450,000 at May 31, 2005 to approximately $32 million at May 31, 2007. We are therefore well financed to continue with our drilling programs to further increase our resource estimates and to continue to pursue opportunities that will be beneficial to the Company and its shareholders.

We thank you for your continued support.

Ed Godin
President and Chief Executive Officer
September 10, 2007

CONTINENTAL PRECIOUS MINERALS INC.

Management Discussion & Analysis

For the year ended May 31, 2007

This Management Discussion & Analysis ("MD&A") of Continental Precious Minerals Inc. ("Continental" or the "Company") is dated August 29, 2007 and provides an analysis of the Company's performance and financial condition for the year ended May 31, 2007 as well as an analysis of future prospects. This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2007, including the related note disclosure, both of which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are in Canadian dollars unless otherwise specified. Additional information relating to the Company, including the consolidated financial statements for the years ended May 31, 2007 and 2006 are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes these expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon.

Examples of such forward-looking statements include, but are not limited to, statements concerning:

- the expectation that following its strategy of advancing those of its licences that the Company believes has a higher probability of proceeding to development and production within a two to three year time-frame will help the Company to achieve its goal of maintaining a good working capital position and minimizing dilution to shareholders;
- estimates of resources;
- the expectation that the Company's current cash position makes the Company well-positioned to finance its planned exploration activities in Sweden; and
- planned drilling and other activities.

In making these and other forward looking statements, we have assumed that the drilling programs will go according to expectations, that any opposition to exploration and development can be overcome, that all required regulatory approvals can be obtained and that the Company will not be subject to any unexpected expenditures. Actual results and developments may differ materially from those contemplated by the forward looking statements if any of these assumptions prove incorrect or as a result of the risk factors discussed elsewhere in this MD&A.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and, accordingly, is subject to change after such date. We expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

OVERALL PERFORMANCE

Principal Business and Corporate History

Continental is a reporting issuer that graduated to the Toronto Stock Exchange on February 15, 2007 and trades under the symbol "CZQ". The Company was amalgamated with Fin Resources Inc. under the laws of the Province of Ontario, Canada by Articles of Amalgamation dated July 7, 1987. Since amalgamation, Continental's main business focus has been in the natural resources industry which included portfolio investments in common shares of other companies involved in exploration, development and production of natural resources. Since March 2005, the Company's main business focus has been to acquire and explore mineral properties for uranium and other minerals in Sweden. To date, Continental has not earned any revenues from its mineral property interests and is considered to be in the development stage.

In recent years, Continental has made several attempts to acquire mining companies with existing operations, focusing on South Africa, the United States, Canada and South America in 2003, and, in Finland in 2004.

As the Company prepared to make the change from investment in the resources industry to acquisition and exploration, consideration was given to the minerals or type of resource to explore. The global demand for alternative sources of energy has brought the uranium industry back to life. New uranium discoveries and revival of previously explored uranium deposits are being well received by the investment community. Continental intends to build on this industry trend as it continues to advance its mineral property interests in Sweden and continues to apply for additional mineral exploration licences. A number of Continental's licences in Sweden also cover alum oil shales. Historical production of kerogen from alum oil shales is also of interest to Continental.

Uranium Exploration Projects in Sweden

The Company now has 100% ownership in 64 mineral exploration licences in Sweden, the bulk of which are in northern Sweden. Continental is optimistic about these interests as it sees potential in the growth of the uranium industry.

A National Instrument 43-101 compliant technical report ("HRU report") (filed on www.sedar.com) prepared by Andrew H. Phillips of Telluride & Associates was filed by the Company in July 2005 (revised and restated in September 2005), which covered eight of Continental's HRU licences in Sweden. Seven of the properties covered by the licences are considered to be advanced stage exploration prospects with gridded, resource definition drilling having been carried out in the late 1970's and early 1980's by the Sveriges Geologiska Undersökning or Geological Survey of Sweden ("SGU").

The Company filed a National Instrument 43-101 report on June 22, 2007, and announced the filing of an updated report on August 28, 2007 (filed on www.sedar.com) ("Viken report"). The Viken report was prepared by Gerald A. Harron, of G.A. Harron & Associates Inc, Eugene Puritch of P&E Mining Consultants Inc. and Fred Brown of FHB Consulting Services Inc. The Viken report covered the Company's 100% owned MMS Viken licence in Sweden. The drilling program is on-going on the Viken MMS licence and surrounding licences and is designed to test the continuity and grade of the mineralization peripheral and outward from the inferred resource.

Current Exploration Drilling Program

The Company is continuing its focus on its Viken MMS licence, the Pleutajokk deposit on its Guorbavare licence (HRU), its Björkråmyran licence (HRU) and its Lill-Juthatten licence (HRU). The Company has drilled 18 additional holes on the Viken MMS licence and 7 holes on licences surrounding the Viken MMS licence for a total of 4,488.46 metres to date in 2007. The Company previously drilled 11 holes on the Viken MMS licence for a total of 1,939.76 metres in 2006.

On the Pleutajokk deposit on the Company's Guorbavare licence located near Arjeplog in northern Sweden, nine diamond drill holes have been completed, and the assay results for the nine diamond drill holes have been received by the Company. The assay results confirm the historical grade and tonnage of the mineralization taken into account in the resource estimate included in the HRU report filed in 2005. Drilling at the Pleutajokk uranium deposit on the Guorbavare licence was focused on further definition drilling of the deposit. The uranium deposit is associated with fracture fillings in granitic rocks, and was previously explored by the SGU and other companies.

The Company is continuing to follow its strategy of advancing those of its licences that the Company believes have a higher probability of proceeding to development and production within a two to three year time-frame. This will help the Company to achieve its goal of maintaining a good working capital position and minimizing dilution to shareholders.

Zencor Technology Agreement

Continental is continually assessing business development opportunities to allow for the advancement of its mineral exploration properties. In September 2006, the Company entered into a collaborative technology development and deployment agreement with Zencor Technology Ltd. ("Zencor"), a company that has represented to the Company that it owns proprietary technology developed to extract or separate kerogen and other minerals from Alum Oil Shale Formation. In this collaborative arrangement, Zencor has granted to the Company a perpetual, exclusive, transferable, royalty-free license to use and exploit the technology in Sweden and Zencor agreed to pay a 2% gross revenue royalty from use of the technology in certain applications. If the Company is satisfied with the findings of an independent validation test it will fund the costs of a pilot plant, to a maximum of $1,000,000 for both the validation test and pilot plant. The Company is required to issue up to an aggregate of 100,000 common shares. The first 50,000 have been issued and the second 50,000 will be issued upon completion of a validation test.

SELECTED ANNUAL & QUARTERLY INFORMATION

Selected Annual Information

	Year ended May 31, 2007 $	Year ended May 31, 2006 $	Year ended May 31, 2005 $
Interest and other income	684,806	22,015	7,393
Net Loss	(6,263,080)	(1,150,747)	(166,162)
Loss per share	(0.18)	(0.10)	(0.03)
Cash	6,782,661	7,877,877	451,880
Short-term investments	25,829,408	5,020,137	-
Total Assets	35,083,681	13,312,265	540,778
Total Liabilities	269,301	56,841	39,610
Shareholders' Equity	34,814,380	13,255,424	501,168

Selected Quarterly Information

Three Months Ended	Interest and other income	Net Income (loss) Total	Net Income (loss) Per Share	Total Assets
May 31, 2007	$ 274,159	$(3,048,677)	$ (0.09)	$ 35,083,681
February 28, 2007	240,971	(1,786,533)	(0.04)	29,404,118
November 30, 2006	94,204	(627,943)	(0.02)	29,170,943
August 31, 2006	75,472	(799,927)	(0.03)	13,560,225
May 31, 2006	21,824	(776,530)	(0.06)	13,312,265
February 28, 2006	111	(145,495)	(0.01)	1,325,611
November 30, 2005	80	(175,218)	(0.02)	1,451,657
August 31, 2005	Nil	(53,504)	(0.01)	549,066

Continental has maintained steady progress on its project exploration and has not experienced a great deal of variance from quarter to quarter due to any seasonal or cyclical factors. In the last two quarters ended May 31, 2007 and February 28, 2007 where there was a significant increase in total net loss, the main contributor to the increased loss is stock option compensation expenses. Overall expenses and resulting net loss for the Company continue to increase on a quarter by quarter basis as the Company increases activity on the projects and continues to develop its business.

RESULTS OF OPERATIONS

Continental reported a loss for the year ended May 31, 2007 of $6,263,080 (2006 - $1,150,747) which included a non-cash expense of $5,223,132 (2006 -$726,521) for stock options granted during the financial year. For the fourth quarter ended May 31, 2007, this non-cash expense for stock options granted was $2,770,302 (2006 - $556,881) resulting in a net loss for the fourth quarter of $3,048,677 (2006 - $776,530).

Continental is an exploration company and the only income generated for the year ended May 31, 2007 was $684,806 (2006 - $22,015) through interest. During the fourth quarter, interest and other income earned by the Company was $274,159 (2006 - $21,824) at May 31, 2007.

Travel and business development expenses were $198,167 (2006 - $61,512) during the fourth quarter ended May 31, 2007 resulting in a total of $553,281 (2006 - $149,577) for the financial year. This increase can be attributed to several factors, including increased travel between Toronto (where the head office of the Company is located) and Sweden, as well as travel to meet with investors.

The Company is a reporting issuer in Canada, on the Toronto Stock Exchange ("TSX") and incurs costs to maintain reporting issuer status, including:

	3 month period ended May 31,		Year ended May 31,	
	2007	2006	2007	2006
Professional fees	$ 53,556	$ 4,768	$ 144,376	$ 42,573
Transfer agent fees	13,672	744	67,506	25,948
Stock exchange fees	15,762	5,150	212,214	8,900

The significant increase in expenses, especially in stock exchange fees, can be attributed to the Company's graduation to the TSX and the private placement in November 2006.

Continental's increased activity on its mineral exploration property interests along with business development and financings has resulted in more expenses being incurred in compensating management and directors for their increased time and effort. As well, Continental looks to financial advisors and outside consultants for additional support and administration of the business.

	3 month period ended May 31,		Year ended May 31,	
	2007	2006	2007	2006
Management compensation (1)	$ 189,200	$ 82,686	$ 295,584	$ 85,186
Consulting fees	-	-	150,000	-
Directors' fees(2)	38,230	20,000	168,750	50,000

Notes:

(1) Management compensation was paid to the officers of the Company. The officers were also reimbursed for out of pocket expenses that occurred in the normal course of business.

(2) The Company added a new director in December, 2006, which contributed to the increase in directors' fees for the year ended May 31, 2007. The increased number of board meetings held during the current year also contributed to the increase in these costs.

The Company has put a lot of effort into shareholder relations over the current financial year; introducing new investors, completing a financing in November of 2006 and graduating to the TSX. Shareholder relations expense for the quarter ended May 31, 2007 was $7,640 (2006 - $28,672). For the year ended May 31, 2007, the increased shareholder relations effort is more apparent as the expenses incurred up to May 31, 2007 were $43,180 compared to the $32,785 incurred during the prior year ended May 31, 2006.

Office and general expenses for the Company for the year ended May 31, 2007 and 2006 can be further broken down as follows:

	Year ended May 31,	
	2007	**2006**
Office and general		
Accounting and corporate services	$ 34,340	$ 25,242
Expense allowance	16,500	-
General expenses	25,477	26,030
Capital tax	13,754	-
Foreign exchange	(208)	-
Total	$ 89,863	$ 51,272

For the year ended May 31, 2007, the Company spent $89,863 (2006 - $51,272) on office and general expenses. The increase of the cost was due to general expenses and administrative activities for corporate day-to-day management and development. The increase in office and general expense is relative to the overall business growth and activities.

LIQUIDITY AND CAPITAL RESOURCES

Continental had working capital of $32,535,112 (2006 - $12,915,455) as at May 31, 2007 with a cash balance of $6,782,661 (2006 - $7,877,887). The Company holds $25,829,408 in short term deposits (2006 - $5,020,137) that are not exposed to any significant risk. The Company had an increase in working capital through the year due to the financing activities totaling $22,518,904. The decrease of cash is a result of a total of $1,859,299 of expenditures on mineral properties during the year.

Given the Company's current cash position, Continental is well-positioned to finance its planned exploration activities at its mineral exploration properties in Sweden.

Outstanding Share Data

As at August 29, 2007, the Company's share capital consisted of:

Common Shares outstanding	46,104,329
Options outstanding[(i)]	4,521,516
Warrants[(ii)]	16,143,460

(i) Options outstanding

Expiry Date	No. of Options	Exercise Price
December 9, 2007	20,000	$0.10
March 10, 2010	239,016	$0.19
April 12, 2010	40,000	$0.25
June 4, 2010	200,000[(1)]	$2.93
June 25, 2010	50,000[(2)]	$2.55
October 7, 2010	172,500	$0.90
April 25, 2011	800,000	$2.15
July 7, 2011	100,000	$2.76
July 19, 2011	250,000	$2.78
December 7, 2011	2,050,000	$1.80
December 8, 2011	300,000	$1.83
December 13, 2011	300,000	$1.81

Notes:

(1) On June 4, 2007, the Company granted 200,000 stock options to a consultant exercisable at $2.93 per share until June 4, 2010.

(2) On June 25, 2007, the Company granted 50,000 stock options to a consultant exercisable at $2.55 per share until June 25, 2010.

(ii) Warrants outstanding

Expiry Date	Warrants	Exercise Price
March 29, 2008	54,415	$0.75
April 17, 2008	2,275,000	$1.20
May 11, 2008	137,585	$0.75
May 11, 2008	64,000	$0.90
May 11, 2008	1,675,000	$1.20
November 28, 2008	984,997	$1.30
November 28, 2008	4,952,463	$1.75
March 29, 2009	2,560,378	$1.00
May 11, 2009	3,439,622	$1.00

RESOURCE PROPERTIES

As at May 31, 2007, Continental had accumulated expenditures of $2,199,268 on the Sweden uranium project and $80,000 on the Sweden Zencor project. The following is a breakdown of the $2,199,268 accumulated by the Company for the year ended May 31, 2007 and 2006.

	Year ended May 31, 2007	Year ended May 31, 2006
Beginning of period (June 1)	$ 339,969	$ 29,001
Drilling	869,456	-
Consulting	397,382	67,607
Geology	33,400	-
Professional fees	41,099	32,675
Data management	23,760	-
Maps and reports	64,323	-
Equipment	33,750	-
Transportation	1,190	-
Travel and meals	19,478	10,393
Acquiring data, selecting targets, map preparation and landowner data	177,983	-
Licence acquisition and holding costs	191,461	200,293
General	6,017	-
End of period (May 31, 2007)	**$ 2,199,268**	**$ 339,969**

Continental first acquired interests in mineral exploration licences in Sweden in 2005 upon the acquisition by Continental of a group of mineral exploration licences, now referred to by Continental as its HRU Licences (denoting hard rock uranium targets), from Geoforum Scandinavia AB, a private company. As consideration, Geoforum received 300,000 common shares of Continental, a cash payment of $40,000 of which $25,000 was utilized by Geoforum to pay the costs of applying for and obtaining the licences and a 5% net profit interest in any mineral production from the properties covered by the mineral exploration licences.

Since March 2005, Continental has continued, through Geoforum acting as an independent contractor, to apply for additional mineral exploration licences. As a result of these efforts, Continental now holds 64 mineral exploration licences in Sweden. In addition to being reimbursed for the costs of licence application fees and being compensated for time spent at rates that are within industry standards, Geoforum has a 5% net profit interest in mineral production from the properties covered by each of the mineral exploration licences held by Continental.

Of the 64 mineral exploration licences, 18 are referred to by the Company as its MMS (Multi Metal Sediment) Licences, 23 are referred to as the MMS Cal Licences (referring to MMS targets along the Caledonian mountain chain), 7 are referred to as the MMS (Närke) Licences, 5 are referred to as the MMS (VG) and 11 are referred to as the HRU Licences.

Each of the licences were issued between February 2005 and April 2007, are valid for three years and are renewable subject to satisfactory work programs having been carried out. They also confer the right to apply for a mining licence once an economic deposit has been located.

HRU Licences

As previously noted, seven of the HRU Licences are considered to be advanced stage exploration prospects with gridded, resource definition drilling having been carried out in the late 1970's and early 1980's by the SGU. The HRU report contained an estimate of indicated resources of 4,987,000 tonnes at grades ranging from 0.068% to 0.117% uranium, being 6,043.8 tonnes of uranium oxide (or 13,320,000 pounds of uranium oxide) and inferred resources of 3,654,000 tonnes at grades ranging from 0.026% to 0.101% uranium, being 3,290 tonnes of uranium oxide (or 7,251,000 pounds of uranium oxide).

MMS and MMS Cal Licences

Continental now holds 18 MMS Licences, containing alum shale hosted metalliferous deposits and semi-anthracitic laminae, and 23 MMS Cal Licences. The MMS Licence areas are contiguous to semi-contiguous and are centred approximately 23 kilometres southwest of the regional centre of Östersund in the Swedish county of Jämtland. The MMS Licence area was explored by the SGU in the 1970's to early 1980's. The SGU drilled 28 vertical diamond drill holes in an area of approximately 250 square kilometres and analyzed the alum shale cores for uranium, molybdenum, vanadium and organic carbon.

As indicated earlier, the Company is currently drilling on the Viken MMS Licence and surrounding licences. The Viken report estimated an inferred resource of 685 million tons grading 0.34 pounds per ton uranium oxide (or 232 million pounds of uranium oxide), 5.83 pounds per ton vanadium (or 3.9 billion pounds of vanadium), 0.73 pounds per ton molybdenum (or 500 million pounds of molybdenum) and 0.61 pounds per ton of nickel (or 417 million pounds of nickel).

MMS (Närke) and MMS (VG) Licences

The MMS (Närke) licences are located in southwest Sweden, approximately 140 kilometres northwest of the Billingen-Falbygden district, near the city of Örebro, in the county of Närke. MMS (VG) licences are 80 kilometres south south-west of the Närke area.

According to a report written on behalf of the SGU in 1985 entitled "The Scandinavian Alum Shales", mining of oil shale took place in the Närke area around the start of WWII, with production commencing in 1942. However, with the renewed import of oil after the war, the project ceased to be economically viable, and production decreased in the late 1950's before ultimately ceasing in 1966. During this period approximately 50 million tonnes of shale were processed.

All costs incurred by the Company to acquire and maintain the Company's mineral exploration licences in Sweden have been capitalized.

TRANSACTIONS

Related Party Transactions

Following transactions were in the normal course of operations of the Company and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities is an advance totaling $Nil (2006 - $5,820) from the Company's President. The advance is without interest and had no fixed repayment terms. The balance was repaid during the year.

During the year, the Company paid directors' fees of $168,750 (2006 - $50,000).

During the year, a total of $295,584 (2006 - $83,500) was paid as management compensation to the President and CFO of the Company.

The President of the Company received $16,500 (2006 - $10,500) as an expense allowance.

Off-Balance Sheet Transactions

The Company has not entered into any off-balance-sheet arrangements.

Proposed Transactions

There are no proposed transactions at this time.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning October 1, 2006.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accruals. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

DISCLOSURE CONTROLS

Management has ensured that there are disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the year ended May 31, 2007.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Company's policies and procedures and other processes that compromise its internal control over financial reporting, that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

OUTLOOK

The Company is continuing its focus on the Viken MMS licence, the Pleutajokk deposit on Guorbavare licence (HRU), Björkråmyran licence (HRU) and Lill-Juthatten licence (HRU), with the following drilling and other activities planned for the next twelve months:

- Drilling of approximately 15,000 metres on the Viken MMS licence and surrounding licences. Once a main target area is identified, drilling of approximately 2,000 metres on a tighter grid with some angled holes are contemplated. Metallurgical studies have commenced and are expected to continue for about a year.

- Drilling of pilot holes of approximately 3,000 metres on the MMS Cal licences, initially to test thickness and grade, bearing in mind infrastructure and environmental issues.

- Drilling of approximately 3,000 metres on the MMS (VG) licences.

- Drilling of approximately 1,000 metres on the MMS (Närke) licences.

- Drilling of verification twin holes of approximately 2,500 metres on the HRU licences other than Björkråmyran licence and Lill-Juthatten and drilling of approximately 1,000 metres on the Björkråmyran licence once the terrain is frozen. Geophysical and environmental studies on the Lill-Juthatten licence, followed by drilling once the Company has obtained a drilling permit.

The drilling programs referred to above may be adjusted based on results obtained. The Company expects to have five drills operating, subject to weather and other conditions.

RISKS AND UNCERTAINTIES

Mineral exploration companies face many and varied risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than interest income. Furthermore, there is no assurance that the Company will be able to achieve development and production at any of its properties within targeted time-frames, as achievement will depend upon a number of factors beyond its control including commodity prices, being able to overcome opposition to exploration and development, being able to obtain all required regulatory approvals and the economic viability of its mineral exploration properties.

In addition to other information set forth elsewhere in the financial statements, readers should carefully consider the risk factors included in the annual information form for the year ended May 31, 2007 filed on SEDAR (www.sedar.com).

ADDITIONAL INFORMATION

Additional information relating to the Company, including its annual information form, is available on SEDAR (www.sedar.com).

CONTINENTAL PRECIOUS MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007 and 2006
(AUDITED)

CONTINENTAL PRECIOUS MINERALS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007

INDEX

July 16, 2007

Auditors' Report

To the Shareholders of
Continental Precious Minerals Inc.

We have audited the balance sheets of Continental Precious Minerals Inc. (A Development Stage Company) as at May 31, 2007 and 2006 and the statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Continental Precious Minerals Inc.
(A Development Stage Company)
Consolidated Balance Sheets
As at May 31,

		2007		2006
Assets				
Current assets				
Cash and cash equivalents	$	**6,782,661**	$	7,877,887
Marketable securities (quoted market value - $94,024 (2006 - $94,112))		**62,927**		62,420
Short-term investments (Note 5)		**25,829,408**		5,020,137
Accounts receivable		**20,531**		11,852
Prepaid expenses		**108,886**		-
		32,804,413		12,972,296
Mineral properties (Note 6)		**2,199,268**		339,969
Technology licence (Note 7)		**80,000**		-
	$	**35,083,681**	$	13,312,265
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**269,301**	$	56,841
Shareholders' equity				
Share capital (Note 8(b))		**26,644,380**		6,257,752
Warrants (Note 8(c))		**13,855,304**		11,593,679
Contributed surplus (Note 8(d))		**5,858,629**		684,846
Deficit		**(11,543,933)**		(5,280,853)
		34,814,380		13,255,424
	$	**35,083,681**	$	13,312,265

Nature of operations (Note 1)
Contingency (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

"Edward Godin" , Director *"Patricia Sheahan"* , Director

Continental Precious Minerals Inc.

(A Development Stage Company)
Consolidated Statements of Operations and Deficit
Year ended May 31,

	2007	2006	Cumulative since inception of Uranium project ("March 21, 2005 to May 31, 2007")
Expenses			
Stock-option compensation (Note 8(d))	$ **5,223,132**	$ 726,521	$ 5,973,775
Travel and business development	**553,281**	149,577	719,581
Management compensation (Note 11)	**295,584**	85,186	384,270
Stock exchange fees	**212,214**	8,900	227,314
Director fees (Note 11)	**168,750**	50,000	218,750
Consulting fees	**150,000**	-	150,000
Professional fees	**144,376**	42,573	204,642
Office and general	**89,863**	51,272	147,183
Transfer agent fees	**67,506**	25,948	96,855
Shareholder relations	**43,180**	32,785	78,139
	6,947,886	1,172,762	8,200,509
Net operating loss before the following:	**(6,947,886)**	(1,172,762)	(8,200,509)
Interest and other income	**684,806**	22,015	706,846
Recovery of management fees	-	-	(105,000)
Gain on sale of marketable securities	-	-	5,198
Gain on sale of subsidiary	-	-	100
Write-down of marketable securities	-	-	(12,825)
Write-off of investment in Ekwan Technology Corporation	-	-	130,439
	684,806	22,015	724,758
Net loss for the period	**(6,263,080)**	(1,150,747)	(7,475,751)
Deficit, beginning of period	**(5,280,853)**	(4,130,106)	(4,068,182)
Deficit, end of period	$ **(11,543,933)**	$ (5,280,853)	$ (11,543,933)
Basic and diluted loss per share (Note 9)	$ **(0.18)**	$ (0.10)	

The accompanying notes are an integral part of these consolidated financial statements.

Continental Precious Minerals Inc.

(A Development Stage Company)
Consolidated Statements of Cash Flows
Year ended May 31,

	2007	2006	Cumulative since inception of Uranium project ("March 21, 2005 to May 31, 2007")
Cash flows from operating activities			
Net loss for the period	**$ (6,263,080)**	$ (1,150,747)	$ (7,475,751)
Adjustments for non-cash items:			
Stock-option compensation	**5,223,132**	726,521	5,973,775
Write-down of marketable securities	-	-	12,825
Gain on sale of marketable securities	-	-	(5,198)
Gain on sale of subsidiary	-	-	(100)
Write-off of investment in Ekwan Technology Corporation	-	-	(130,439)
Changes in non-cash working capital balances:			
Accounts receivable	**(8,679)**	(1,427)	92,236
Prepaid expenses	**(108,886)**	4,571,479	(108,886)
Accounts payable and accrued liabilities	**212,460**	17,231	262,564
Cash flows used in operating activities	**(945,053)**	(408,422)	(1,378,974)
Cash flows from investing activities			
Purchase of marketable securities	**(507)**	(12,948)	(1,235)
Short-term investments	**(20,809,271)**	(5,020,137)	(25,829,408)
Expenditures on mineral properties	**(1,859,299)**	(282,968)	(2,157,267)
Proceeds on sale of subsidiary	-	-	100
Cash flows used in investing activities	**(22,669,077)**	(5,316,053)	(27,987,810)
Cash flows from financing activities			
Proceeds from issuance of share capital (net of share issue costs)	**22,518,904**	13,150,482	35,947,486
(Decrease) increase in cash and cash equivalents during the period	**(1,095,226)**	7,426,007	6,580,702
Cash and cash equivalents, beginning of period	**7,877,887**	451,880	201,959
Cash and cash equivalents, end of period	**$ 6,782,661**	$ 7,877,887	$ 6,782,661
Supplement schedule of non-cash transactions			
Shares issued as part of the acquisition of mineral properties	$ -	$ 42,000	$ 42,000
Shares issued as part of the acquisition of technology licence	$ 80,000	$ -	$ 80,000

The accompanying notes are an integral part of these consolidated financial statements.

Continental Precious Minerals Inc.
(A Development Stage Company)
Consolidated Statements of Mineral Properties
Year ended May 31,

	2007	2006	Cumulative since inception of Uranium project ("March 21, 2005 to May 31, 2007")
Sweden Uranium Project (Note 6)			
Balance, beginning of period	$ **339,969**	$ 29,001	$ -
Drilling	**869,456**	-	869,456
Consulting	**397,382**	67,607	464,989
Geology	**33,400**	-	33,400
Professional fees	**41,099**	32,675	73,774
Data management	**23,760**	-	23,760
Assays, maps and reports	**64,323**	-	64,323
Equipment	**33,750**	-	33,750
Transportation	**1,190**	-	1,190
Travel and meals	**19,478**	10,393	29,871
Acquiring data, selecting targets, map preparation and landowner data	**177,983**	-	177,983
Licence acquisition and holding costs	**191,461**	200,293	420,755
General	**6,017**	-	6,017
Activity during the period	**1,859,299**	310,968	2,199,268
Balance, end of period	**2,199,268**	339,969	2,199,268

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of operations

Continental Precious Minerals Inc. (the "Company") is a reporting issuer and it used to trade on Tier 2 of the TSX Venture Exchange, under the Symbol "CZQ". On February 13, 2007, the Company received approval from the Toronto Stock Exchange to list its common shares on the TSX Exchange. The common shares commenced trading on the TSX Exchange at the opening on February 15, 2007 and ceased to trade on the TSX Venture Exchange prior to the opening on February 15, 2007. There is no change to the trading symbol.

The Company was amalgamated with Fin Resources Inc. under the laws of the Province of Ontario, Canada by Articles of Amalgamation dated July 7, 1987. Since amalgamation, the Company's main business focus had been in the natural resource industry which included portfolio investments in common shares of other companies involved in exploration, development and production of natural resources. As of March 21, 2005, the Company changed its main business focus to acquiring and exploring Uranium mineral properties. As a result, all the efforts of the Company have been devoted to the development of Uranium mineral properties in Sweden. To date, the Company has not earned any significant revenues from Uranium exploration and is considered to be in the development stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" issued by the Canadian Institute of Chartered Accountants ("CICA"), from March 21, 2005 onwards.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditures.

2. Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs, and the valuation allowance of future tax assets. Actual results may differ significantly from these estimates.

The more significant accounting policies are as follows:

(a) Basis of consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its wholly owned Swedish subsidiary, Continental Minerals Sweden AB ("Continental Sweden"), previously Gigantissimo 2577 AB (refer to note 3 for detail).

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits that are highly liquid and convertible into known amounts of cash within 90 days of their issue.

(c) Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

2. **Summary of significant accounting policies (Continued)**

(d) Mineral properties

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves.

The Company is in the process of exploring and developing Uranium mineral properties in Sweden. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. The recorded book value of the Company's mineral properties in Sweden is not intended to reflect their present or future value. Should a mineral property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(e) Intangible asset

The Company's intangible asset is comprised of a technology licence. In assessing the useful life of its intangible asset, the Company has determined this asset to have an indefinite useful life. The Company will perform annually an impairment analysis to assess the recoverability of the recorded balance of the intangible asset. The impairment test will be conducted more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value.

(f) Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mineral properties and deferred exploration expenditures. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

(g) Asset retirement obligations

The Company measures the expected costs required to retire its mining interests at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the consolidated financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and amortization expense. The accretion of the liability for the asset retirement obligation is included in the statement of operations and deficit.

As at May 31, 2007 the Company did not have any asset retirement obligations.

(h) Income taxes

The Company follows the asset and liability method of tax accounting for income taxes. Under this method, current income taxes are recognized for the future income tax consequences attributed to the differences between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using the substantially enacted tax rates that are expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated, and if realization is not considered "more than likely than not", a valuation allowance is provided.

2. Summary of significant accounting policies (Continued)

(i) Stock-based compensation

The Company uses the fair value based method to measure stock-based compensation for all stock-based awards to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that call for settlement for cash or other assets. The fair value of each option is accounted for in operations, over the vesting period of the options, and the related credit is included in contributed surplus.

(j) Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

(k) Financial instruments, Equity and Comprehensive Income

In January 2005, the CICA issued four new accounting standards: Handbook Section 1530 - Comprehensive Income, Handbook Section 3251 - Equity, Handbook Section 3855 - Financial Instruments Recognition and Measurement, and Handbook Section 3865 - Hedges. These standards are effective for interim and annual financial statements for companies with reporting periods beginning on or after October 1, 2006.

(l) Foreign currency translation

The Company uses the temporal method of foreign currency translation for its operations and for the operations of its integrated foreign subsidiary. Pursuant to this method, foreign currency accounts are translated into Canadian dollars at the transaction date. Each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at transaction date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

(m) Share issue costs

All costs related to the issuance of the common shares are recorded as a reduction of share capital.

3. Acquisition of subsidiary

On May 5, 2006 the Company acquired 100% of Gigantissimo 2577 AB ("Gigantissimo"), a Swedish corporation, which was incorporated on February 17, 2006.

On August 3, 2006, the Company's subsidiary Gigantissimo 2577 AB changed its name to Continental Minerals Sweden AB. The subsidiary of the Company is a shell company and has no assets, liabilities, revenues or expenses at May 31, 2007 (2006 - $Nil).

4. New accounting pronouncements

In December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535 - Capital Disclosures, Handbook Section 3862 - Financial Instruments Disclosures, and Handbook Section 3863 - Financial Instruments Presentation. These new standards are effective from interim and annual financial statements for companies with reporting periods beginning on or after January 1, 2008.

5. Short-term investments

Short-term investments are comprised of short-term deposits with the bank maturing within 12 months.

6. Mineral properties

Accumulated costs with respect to the Company's interest in mineral properties owned, leased, under consideration to be acquired or under option, consisted of the following:

	2007	2006
Sweden - Uranium projects (i),(ii),(iii),(iv),(v)	$ 2,199,268	$ 339,969
Balance, end of period	**$ 2,199,268**	$ 339,969

(i) Between February 2005 and February 2006, the Company was granted thirty nine (39) exploration licenses in Sweden. These licenses are valid for three years, renewable subject to satisfactory work carried out.

(ii) On August 17, 2006, the Company was granted seven (7) mineral exploration licences in Sweden. These mineral exploration licences are valid for three years, renewable subject to satisfactory work carried out.

(iii) On September 21, 2006, the Company was granted five (5) mineral exploration licences in Sweden. These mineral exploration licences are valid for three years, renewable subject to satisfactory work carried out.

(iv) Between March 27 and March 30 2007, the Company was granted eight (8) mineral exploration licences in Sweden. These mineral exploration licences are valid for three years, renewable subject to satisfactory work carried out.

(v) On April 3 and April 4, 2007, the Company was granted five (5) mineral exploration licences in Sweden. These mineral exploration licences are valid for three years, renewable subject to satisfactory work carried out.

On May 31, 2007, the Company holds a total of 64 mineral exploration licences in Sweden (2006 - 39 mineral exploration licences).

The Company is obligated to pay 5% of net profit on any mineral production from the lands covered by the exploration licences. The Company is at the development stage of mineral exploration and the commercial production has not yet commenced on these mineral properties.

7. Technology licence

On September 1, 2006, the Company entered into a collaborative technology development and deployment agreement (the "Agreement") with Zencor Technology Ltd. ("Zencor") relating to technology for the separation and extraction of kerogen and other minerals from alum oil shales. Pursuant to the Agreement, the Company has been granted a perpetual, exclusive, transferable, royalty-free license to use and exploit certain technology in Sweden owned by Zencor. Zencor has also agreed to pay to the Company a royalty equal to 2% of gross revenues earned by Zencor in any way related to or derived from the use of this technology anywhere in the world. The Agreement provides for an issue up to an aggregate of 100,000 common shares to Zencor. The Company issued 50,000 common shares valued at $80,000 during the fiscal year and the remaining 50,000 common shares will be issued upon completion of a Validation Test. In addition, if the Company is satisfied upon completion of an independent Validation Test and elects to proceed with the Pilot Plant Test, it shall fund the costs of a Pilot Plant Test, to a maximum of $1,000,000 for both the Validation Test and Pilot Plant Project.

8. Share capital

(a) Authorized

Unlimited number of Class A preference shares

Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.

Unlimited number of Common shares

8. Share capital (Continued)

(b) Issued

	Number of common shares	Stated value
Balance, May 31, 2004	5,796,513	$ 4,293,379
Private placement	2,205,000	278,100
Balance, May 31, 2005	8,001,513	4,571,479
Acquisition of Uranium licences in Sweden (i)	300,000	42,000
Private placements (ii)(iii)	16,250,000	13,025,000
Fair market warrant valuations on private placements (ii)(iii)	-	(11,579,854)
Finder's fee on private placement (iii)	220,000	198,000
Exercise of stock options	286,404	101,811
Fair market valuation on exercise of stock options	-	87,470
Exercise of warrants	1,267,600	1,014,080
Fair market valuation on exercise of warrants	-	514,646
Cost of issue: cash	-	(990,409)
Cost of issue: non-cash items	-	(726,471)
Balance, May 31, 2006	26,325,517	6,257,752
Private placement (iv)	12,307,691	15,999,998
Fair market warrant valuations on private placements (iv)	-	(6,080,001)
Exercise of warrants	6,658,073	7,987,878
Fair market valuation on exercise of warrants	-	5,045,646
Exercise of stock options	356,905	94,914
Fair market valuation on exercise of stock options	-	50,323
License payment on property (Note 6(iv))	50,000	80,000
Cost of issue: cash	-	(1,563,886)
Cost of issue: non-cash items	-	(1,228,244)
Balance, May 31, 2007	**45,698,186**	**$ 26,644,380**

(i) In fiscal 2006, the Company entered into a mineral license purchase agreement to acquire eight (8) exploration licences and one additional group of exploration licences in Sweden for a total of fifteen (15) exploration licences. The consideration included a cash payment of $40,000 (paid), and the issuance of an aggregate of 300,000 common shares at a deemed price of $0.14 per share (issued).

(ii) On October 3, 2005, the Company completed a private placement financing under which it issued 2,000,000 units of the Company at a price of $0.55 per unit, raising aggregate gross proceeds of $1,100,000. Each unit was comprised of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share at a price of $0.80 until October 3, 2006.

The fair value of the warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 244%, risk-free interest rate of 3.9% and an expected life of one year. The value assigned to the 2,000,000 warrants was $812,000.

Canaccord Capital Corporation ("Canaccord") acted as agent for the financing and received a cash commission of $88,000 and 320,000 broker warrants. Each broker warrant entitled Canaccord to acquire a common share at a price of $0.80 until October 3, 2006.

8. Share capital (Continued)

(ii) (continued) The fair value of the broker warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 244%, risk-free interest rate of 3.9% and an expected life of one year. The value assigned to the 320,000 warrants was $129,920.

(iii) On March 29, 2006, the Company entered into an agreement respecting a non-brokered private placement financing between the Company and RAB Special Situations (Master) Fund Ltd. ("RAB") providing for the issuance by the Company of 6,000,000 units at a price of $0.75 per unit for gross proceeds of $4,500,000. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.00 for three years. Under the terms of the non-brokered private placement, 2,560,378 units were issued on March 29, 2006. The remaining 3,439,622 units were issued on May 11, 2006 with shareholder approval.

The fair value of the warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility range of 229% and 243%, risk-free interest rate of 4.0% and an expected life of three years. The value assigned to the 2,560,378 warrants was $1,846,033 and the value assigned to the 3,439,622 warrants was $2,445,571.

In connection with the issuance of the 6,000,000 units, the Company has paid a finder's fee comprised of (i) cash of $360,000 and (ii) 240,000 finder warrants (102,415 finder's warrants relating to the 2,560,378 unit issue and 137,585 finder's warrants relating to the 3,439,622 unit issue).

Each finder warrant issued in connection with the issuance of 2,560,378 units entitles the holder thereof to purchase one common share at a price of $0.75 until March 29, 2008. Each finder warrant issued in connection with the issuance of 3,439,622 units entitles the holder thereof to purchase one common share at a price of $0.75 until May 11, 2008.

The fair value of the finder's warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective finder's warrants were: Dividend yield 0%, expected volatility range of 222% and 224%, risk-free interest rate of 3.9% and an expected life of two years. The value assigned to the 102,415 finder's warrants was $74,354 and the value assigned to the 137,585 warrants was $91,907.

On April 18, 2006, the Company issued 6,250,000 units at a price of $0.90 per unit for gross proceeds of $5,625,000. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.20 until April 17, 2008.

The fair value of the warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 223%, risk-free interest rate of 4.07% and an expected life of two years. The value assigned to the 6,250,000 warrants was $4,906,250.

8. Share capital (Continued)

(iii) (continued) The Company paid a finder's fee of $216,000 with respect to the purchase of the 6,250,000 units and a finder's fee comprised of 220,000 common shares (valued at $198,000) and 210,000 finder's warrants. Each finder warrant entitles the holder thereof to purchase one common share at a price of $0.90 until May 11, 2008.

The fair value of the finder's warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective finder's warrants were: Dividend yield 0%, expected volatility of 223%, risk-free interest rate of 3.90% and an expected life of two years. The value assigned to the 210,000 finder's warrants was $168,210.

On May 11, 2006, the Company issued to RAB, with shareholder approval, 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.20 until May 11, 2008.

The fair value of the warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected life of 223%, risk-free interest rate of 3.90% and an expected life of two years. The value assigned to the 2,000,000 warrants was $1,570,000.

The Company paid a finder's fee of $144,000 in respect of the purchase of 2,000,000 units and a finder's fee comprised of 80,000 finder's warrants. Each finder warrant entitles the holder thereof to purchase one common share at a price of $0.90 until May 11, 2008.

The fair value of the finder's warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective finder's warrants were: Dividend yield 0%, expected volatility of 223%, risk-free interest rate of 3.90% and an expected life of two years. The value assigned to the 80,000 finder's warrants was $64,080.

(iv) On November 28, 2006, the Company closed a private placement and issued a total of 12,307,691 units of the Company at a price of $1.30 per unit for gross proceeds of $15,999,998. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.75 for a period of 24 months from closing.

The fair value of the warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 175%, risk-free interest rate of 3.89% and an expected life of two years. Value assigned to 6,153,847 warrants is $6,080,001.

In connection with the financing, the agents received a cash commission of $1,165,720 and 1,120,885 broker warrants for the purchase of that number of units. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.75 for a period of 24 months from closing.

The fair value of the broker warrants was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 175%, risk-free interest rate of 3.89% and an expected life of two years. Value assigned to 1,120,885 broker warrants is $1,154,512.

8. Share capital (Continued)

(v) On October 4, 2006, the Company amended the November 12, 1987 escrow agreement by the entering into of a new escrow agreement. As a consequence, of the 375,000 common shares subject to escrow under the 1987 agreement, only the 187,500 common shares held by the president of the Company were escrowed, to be released over 36 months. The first 10% or 18,750 common shares were released on October 12, 2006. An additional 28,125 common shares were released on April 12, 2007.

(c) Warrants

The following summarizes the warrant activity for the two years ended May 31, 2007:

	Number of warrants	Weighted average exercise price
Balance May 31, 2005	-	$ -
Granted	17,100,000	1.06
Exercised	(1,267,600)	(0.80)
Balance, May 31, 2006	15,832,400	$ 1.09
Exercised	(6,658,073)	(1.20)
Issued (Note 8(b)(iv))	7,342,676	1.68
Expired	(2,400)	(0.80)
Balance, May 31, 2007	**16,514,603**	**$ 1.30**

As of May 31, 2007, the following warrants were outstanding:

Expiry Date	Number of warrants	Exercise price ($)	Black-Scholes value ($)
March 29, 2008	54,415	0.75	$ 39,507
April 17, 2008	2,275,000	1.20	1,785,875
May 11, 2008	137,585	0.75	91,907
May 11, 2008	64,000	0.90	51,264
May 11, 2008	1,675,000	1.20	1,314,875
November 28, 2008	984,997	1.30	1,014,547
November 28, 2008	5,323,606	1.75	5,265,726
March 29, 2009	2,560,378	1.00	1,846,033
May 11, 2009	3,439,622	1.00	2,445,571
	16,514,603		**$ 13,855,304**

8. Share capital (Continued)

(c) Warrants (Continued)

As of May 31, 2006, the following warrants were outstanding:

Expiry Date	Number of warrants	Exercise price ($)	Black-Scholes value ($)
October 3, 2006	1,052,400	0.80	$ 427,274
March 29, 2008	102,415	0.75	74,354
April 17, 2008	6,250,000	1.20	4,906,250
May 11, 2008	137,585	0.75	91,907
May 11, 2008	290,000	0.90	232,290
May 11, 2008	2,000,000	1.20	1,570,000
March 29, 2009	2,560,378	1.00	1,846,033
May 11, 2009	3,439,622	1.00	2,445,571
	15,832,400		**$ 11,593,679**

The fair market value of warrants issued are separately recorded and disclosed from share capital in the year they are issued. Warrants that are issued and exercised will be recorded as share capital and warrants that expire unexercised will be recorded as contributed surplus.

(d) Stock options and contributed surplus

The stock option plan (the "Plan") authorizes the board of directors of the Company to grant non-transferable stock options to its service providers. Under the Plan, the number of shares subject to stock options cannot exceed 5,487,482 and the total number of shares which may be reserved for issuance to any one individual under the Plan cannot exceed 5% of the issued and outstanding shares, provided that (i) the maximum number of shares which may be reserved for issuance to insiders under the Plan and any other stock option plans or options cannot exceed 10% of the issued and outstanding shares at the time of the grant, (ii) the maximum number of shares which may be issued to insiders under the Plan and any other share compensation arrangements within any one year period cannot exceed 10% of the outstanding issue, and (iii) the maximum number of shares which may be issued to any one insider under the Plan and any other compensation arrangement within a one year period cannot exceed 5% of the shares outstanding at the time of the grant. The exercise price shall be determined by the board of directors from time to time on the basis of the closing price of the shares on the stock exchange on which the shares are then listed for trading.

8. Share Capital (Continued)

(d) Stock options and contributed surplus (Continued)

The following summarizes the stock options that have been granted, exercised, forfeited, cancelled, or expired during the two years ended May 31, 2007:

	Number of stock options	Weighted average exercise price ($)
Balance, May 31, 2005	809,825	0.17
Granted (i)(ii)	1,140,000	1.78
Exercised	(286,404)	0.36
Balance, May 31, 2006	1,663,421	1.24
Granted (iii)(iv)(v)(vi)(vii)	3,000,000	1.92
Exercised	(356,905)	0.27
Balance, May 31, 2007	**4,306,516**	**1.79**

As of May 31, 2007, the following stock options were outstanding:

	Options Outstanding			Options Exercisable	
Expiry Date	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
December 9, 2007	20,000	0.52	0.10	20,000	0.10
March 10, 2010	239,016	2.78	0.19	239,016	0.19
April 12, 2010	40,000	2.86	0.25	40,000	0.25
October 7, 2010	207,500	3.35	0.90	207,500	0.90
April 25, 2011	800,000	3.90	2.15	600,000	2.15
July 7, 2011 (iii)	100,000	4.10	2.76	50,000	2.76
July 19, 2011 (iv)	250,000	4.13	2.78	125,000	2.78
December 7, 2011 (v)	2,050,000	4.52	1.80	512,500	1.80
December 8, 2011 (vi)	300,000	4.52	1.83	75,000	1.83
December 13, 2011 (vii)	300,000	4.53	1.81	75,000	1.81
	4,306,516	**4.18**	**1.79**	**1,944,016**	**1.65**

8. Share Capital (Continued)

(d) Stock options and contributed surplus (Continued)

As of May 31, 2006, the following stock options were outstanding:

	Options Outstanding			Options Exercisable	
Expiry Date	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
November 26, 2006	15,000	0.49	0.15	15,000	0.15
December 9, 2007	170,809	1.53	0.10	170,809	0.10
March 10, 2010	314,016	3.78	0.19	229,262	0.19
March 22, 2010	13,596	3.81	0.19	1	0.19
April 6, 2010	45,000	3.85	0.20	27,500	0.20
April 12, 2010	40,000	3.87	0.25	27,500	0.25
October 7, 2010	265,000	4.35	0.90	95,000	0.90
April 25, 2011	800,000	4.90	2.15	200,000	2.15
	1,663,421	4.15	1.24	765,072	0.77

The fair value of stock options granted is expensed over the vesting period with an offsetting credit to contributed surplus. When stock options are exercised the proceeds are recorded in share capital and the fair value assigned to the options is transferred from contributed surplus. Stock options that expire remain in contributed surplus.

During fiscal 2007, 3,000,000 (2006 - 1,140,000) stock options were granted. The options are valid for a maximum of 5 years from the date of issue. Vesting terms are 1/4 at date of grant, 1/4 after 6, 12 and 18 month period of the date of grant.

The fair value of the stock options issued in 2007 and 2006 is as follow:

(i) The fair value of $305,660 for the 340,000 stock options issued in fiscal 2006 was calculated using the Black- Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 288%; risk-free interest rate of 3.60% and an expected average life of 5 years.

(ii) The fair value of $1,714,400 for the 800,000 stock options issued in fiscal 2006 was calculated using the Black- Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 260%; risk-free interest rate of 4.0% and an expected average life of 5 years.

(iii) The fair market value of $274,900 for the 100,000 stock options issued on July 7, 2006 was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 254%; risk-free interest rate of 4.49% and an expected average life of 5 years.

(iv) The fair market value of $692,000 for the 250,000 stock options issued on July 19, 2006 was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 252%; risk-free interest rate of 4.35% and an expected average life of 5 years.

8. Share Capital (Continued)

(d) Stock options and contributed surplus (Continued)

(v) The fair market value of $3,499,350 for the 2,050,000 stock options granted to directors, an officer and a consultant on December 7, 2006, exercisable at $1.80 and expiring on December 7, 2011, was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 277%; risk-free interest rate of 3.77% and an expected average life of 5 years.

(vi) The fair market value of $548,100 for the 300,000 stock options granted to consultants on December 8, 2006, exercisable at $1.83 and expiring on December 8, 2011, was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 276%; risk-free interest rate of 3.76% and an expected average life of 5 years.

(vii) The fair market value of $542,100 for the 300,000 stock options granted to consultants on December 13, 2006, exercisable at $1.81 and expiring on December 13, 2011, was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 276%; risk-free interest rate of 3.76% and an expected average life of 5 years.

A continuity of contributed surplus and stock option valuations are as follows:

	Cumulative expense at May 31, 2006	Expensed	Exercised	Expired	Contributed surplus	Remainder to be expensed
(1)	$ 1,230	$ -	$ (1,230)	$ -	$ -	$ -
(2)	724	1,179	(1,903)	-	-	-
(3)	37,652	6,624	(10,575)	-	33,701	-
(4)	4,775	1,795	(6,570)	-	-	-
(5)	5,639	1,681	-	-	7,320	-
(6)	107,710	130,525	(30,045)	-	208,190	-
(7)	512,003	1,087,426	-	-	1,599,429	114,971
(8)	-	240,268	-	-	240,268	34,632
(9)	-	595,352	-	-	595,352	96,648
(10)	-	2,415,354	-	-	2,415,354	1,083,996
(11)	-	376,936	-	-	376,936	171,164
(12)	-	365,992	-	-	365,992	176,108
(13)	15,113	-	-	974	16,087	-
	$ 684,846	$ 5,223,132	$ (50,323)	$ 974	$ 5,858,629	$ 1,677,519

8. Share Capital (Continued)

(d) Stock options and contributed surplus (Continued)

	Expiry Date	Number	Exercise Price ($)
(1)	November 26, 2006	-	0.15
(2)	March 22, 2010	-	0.19
(3)	March 10, 2010	314,016	0.19
(4)	April 6, 2010	45,000	0.20
(5)	April 12, 2010	40,000	0.25
(6)	October 7, 2010	265,000	0.90
(7)	April 25, 2011	800,000	2.15
(8)	July 7, 2011	100,000	2.76
(9)	July 19, 2011	250,000	2.78
(10)	December 7, 2011	2,050,000	1.80
(11)	December 8, 2011	300,000	1.83
(12)	December 13, 2011	300,000	1.81
(13)	Stock options expired		

9. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2007	2006
Numerator:		
Loss for the year	**$ (6,263,080)**	$ (1,150,747)
Denominator:		
Weighted average number of shares outstanding	**34,297,572**	11,141,221
Effect of dilutive securities:		
Stock options (i)	-	-
Warrants (i)	-	-
Denominator for diluted loss per share	**34,297,572**	11,141,221
Basic and diluted loss per share	**$ (0.18)**	$ (0.10)

(i) The Company did not include stock options and warrants in the computation of diluted loss per share as their inclusion would be anti-dilutive.

10. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

Significant components of the Company's future tax assets are as follows:

	2007	2006
Future tax assets:		
Marketable securities	$ 10,627	$ 10,627
Investment and advances	208,652	208,652
Mineral properties	26,588	26,588
Share issue costs	666,542	286,189
Capital losses carried forward	118,522	118,522
Non-capital losses carried forward	1,140,200	621,147
Future tax assets	2,171,131	1,271,725
Valuation allowance for future tax assets	(2,171,131)	(1,271,725)
Non-capital losses carried forward	$ -	$ -

The Company provided a valuation allowance equal to the future tax assets because it is not more likely than not that they will be realized.

The Company has no income tax expense for the years ended May 31, 2007 and 2006. The reconciliation of income tax to the consolidated financial statements at the statutory tax rates is as follows:

	2007	2006
Loss before income taxes	**$ (6,263,080)**	$ (1,150,747)
Income tax recovery at the combined federal and provincial rate of 36.12%	**(2,262,224)**	(415,650)
Non-deductible meals and entertainment	**19,984**	19,883
Stock-option compensation	**1,886,595**	262,419
Donation	-	361
Gain on sale of marketable securities	-	-
Unamortized share issue costs	**(184,522)**	(71,546)
Difference between Canadian and foreign tax rates	**868**	-
Taxable benefit not recognized	**539,299**	204,533
Income tax expense (recovery)	**$ -**	$ -

At May 31, 2007, the Company had unclaimed various mining and oil gas tax pools of approximately $2,272,900, capital loss carryforwards of approximately $656,300 and unclaimed non-capital losses of approximately $3,156,600 to reduce future years' income for income tax purposes. No benefit from these amounts has been recorded in these consolidated financial statements.

10. Income taxes (Continued)

The capital losses have no expiration date, however the non-capital losses will expire as follows:

2008	$ 195,900
2009	254,100
2010	225,200
2014	201,000
2015	218,700
2026	566,200
2027	1,495,500
	$ 3,156,600

11. Related party transactions not disclosed elsewhere

(i) Included in accounts payable and accrued liabilities is an advance totaling $Nil (2006 - $5,820) from the Company's director and President. The advance is without interest and has no fixed repayment terms. The balance was repaid during the year.

(ii) During the year, the Company paid $168,750 (2006 - $50,000) in fees to directors for their services as such.

(iii)During the year, a total of $295,584 (2006 - $83,500) was paid as management compensation to the President and CFO of the Company.

(iv) The President of the Company received $16,500 (2006 - $10,500) as an expense allowance.

These transactions were in the normal course of operations of the Company and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. Segmented Information

The Company operates in one segment within the mining industry. The Company operates in two territorial segments as it is managed in Canada and conducts its exploration and development activities in Sweden.

	2007	2006
Canada	$ 32,804,413	$ 12,972,296
Sweden	2,279,268	339,969
Total assets	$ 35,083,681	$ 13,312,265

13. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term investments, accounts payable and accruals. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

14. Commitment

The Company is committed to pay a management salary of $12,000 per month to the President of the Company. The President is also entitled to an expense allowance of $1,500 per month.

15. Subsequent Events

(a) On June 4, 2007, the Company granted 200,000 stock options to a consultant exercisable at $2.93 per share for three years from the date of the grant. The fair value of the options was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of these options were: dividend yield 0%, expected volatility 164%, risk-free interest rate of 4.60% and an expected life of three years. Value assigned to 200,000 options is $495,600.

(b) On June 25, 2007, the Company granted 50,000 stock options to a consultant exercisable at $2.55 per share for three years from the date of the grant. The fair value of the options was estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of these options were: dividend yield 0%, expected volatility 162%, risk-free interest rate of 4.68% and an expected life of three years. Value assigned to 50,000 options is $108,450.

(c) After the year end, 35,000 stock options and 371,143 warrants were exercised raising $681,000 for the Company.

16. Contingency

The Company's exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations.

17. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

CONTINENTAL PRECIOUS MINERALS INC.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC. TO BE HELD ON OCTOBER 22, 2007 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Continental Precious Minerals Inc. (the "Corporation") hereby appoints Edward Godin, or failing him, Gerard Osika, or instead of either of them: ____ as proxy for the undersigned with power of substitution, to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held at the Ontario Club, 1 King Street West, Toronto, Ontario on October 22, 2007, at 11:00 a.m. (Toronto time) and at any adjournment thereof and to vote, as directed below, all common shares in the capital of the Corporation which the undersigned would be entitled to vote if then personally present in the manner indicated below:

1. FOR ☐ or WITHHOLD FROM VOTING ☐ on the appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Corporation for the fiscal year ending May 31, 2008 and to authorize the directors to fix the remuneration of the auditors.
2. FOR ☐ or WITHHOLD FROM VOTING ☐ on the election of directors proposed by management.
3. FOR ☐ or AGAINST ☐ in respect of the resolution to amend the Corporation's stock option plan as more particularly described in the management information circular.
4. In his or her discretion, with respect to any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournment thereof.

DATED the __________ day of ____________________, 2007.

____
Signature of Registered Shareholder or Authorized Signing Officer

____
Name of Registered Shareholder (Please Print)

NOTES:

1. Please insert the date that the proxy is signed in the space provided. If the date has not been inserted, this form of proxy is deemed to bear the date on which it is mailed by the Corporation. Please sign exactly as your name appears on your share certificates. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized. This proxy ceases to be valid one year from its date.

2. **This proxy is solicited on behalf of management and the common shares represented by this proxy will be voted for, withheld from being voted or voted against, as stated above, in accordance with the instructions of the shareholder at the meeting and at any adjournment thereof. The shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend, vote and act for and on his or her behalf at the meeting or at any adjournment thereof other than the persons named above and may exercise such right by inserting the name of his or her nominee in the blank space provided above or by completing another proper form of proxy.**

3. The proxy named above will vote for, or withhold from voting, or vote against the common shares in respect of which he or she is appointed on any ballot that may be called for in accordance with the directions of the shareholder appointing him or her. **In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the items listed above.**

4. The undersigned hereby ratifies and confirms all that the proxy may do by virtue hereof, granting to the proxy full power and authority to act for and in the name of the undersigned at the meeting or at any adjournment thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the common shares.

5. **This form of proxy will not be valid unless it is completed and delivered to the Secretary of the Corporation, c/o Equity Transfer & Trust Company, the transfer agent of the Corporation, at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 Attention: Proxy Department, or by facsimile to (416) 361-0470 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.**

CONTINENTAL PRECIOUS MINERALS INC.
Suite 500
360 Bay Street
Toronto, Ontario
M5H 2V6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 22, 2007

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on October 22, 2007, at 11:00 a.m. (Toronto time) at the Ontario Club, 1 King Street West, Toronto, Ontario, for the purpose of considering and acting upon the following matters:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2007, and the report of the auditors thereon;

2. to appoint the auditors and to authorize the directors to fix their remuneration;

3. to elect directors;

4. to consider and, if thought fit, to pass a resolution authorizing amendments to the Corporation's stock option plan, all as more specifically set forth in the Corporation's Management Information Circular; and

5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on September 12, 2007 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 10th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS,

"Signed"
EDWARD GODIN
Chief Executive Officer
Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer & Trust Company, the Corporation's transfer agent, at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, Attention: Proxy Department, or by facsimile to (416) 361-0470, by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. A Management Information Circular and form of proxy accompany this Notice.

CONTINENTAL PRECIOUS MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OCTOBER 22, 2007

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR ("CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON OCTOBER 22, 2007 AT THE ONTARIO CLUB, 1 KING STREET WEST, TORONTO, ONTARIO, AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING (THE "NOTICE"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone, facsimile or electronically by the directors and officers of the Corporation or by agents appointed by the Corporation. Officers will not receive any additional compensation for such services. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from shareholders of the Corporation in favour of the matters set forth in the Notice. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies. The cost of solicitation by management will be borne by the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular, the form of proxy and the supplemental mailing list form (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

(b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o Equity Transfer & Trust Company, the Corporation's transfer agent, at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, or by facsimile to (416) 361-0470, as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation and will represent management of the Corporation at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy. A proxy should be executed by a shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law. Only a registered shareholder of the Corporation has the right to revoke a proxy. A Non-Registered Holder who wishes to change his, her or its vote must arrange for the Intermediary to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

EXERCISE OF DISCRETION AND VOTING OF PROXIES

The common shares represented by proxies in favour of management nominees will be voted or withheld from voting or voted against in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the common shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN**

THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Corporation consists of an unlimited number of Class A Preference Shares ("Class A Shares") and an unlimited number of common shares. At the date of this Circular, the Corporation had issued and outstanding 46,114,329 common shares, each carrying one vote per share in respect of each matter to be voted upon at a meeting of shareholders, and no Class A Shares.

In accordance with the provisions of the *Business Corporations Act* (Ontario), the Corporation will prepare a list of all persons who are registered holders of common shares on September 12, 2007 (the "Record Date") and the number of common shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each common share registered in such shareholder's name as it appears on the list.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting is as follows:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of outstanding Voting Securities of the Corporation
RAB Special Situations (Master) Fund Limited	6,109,478[(1)]	13.3%

Note:

(1) RAB Special Situations (Master) Fund Limited also holds 9,150,000 common share purchase warrants.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 31, 2007 with respect to the common shares of the Corporation that may be issued under the Corporation's existing stock option plan ("Plan").

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	4,306,516	$1.79	537,657
Equity compensation plans not approved by securityholders	NIL	N/A	N/A
Total	4,306,516	$1.79	537,657

Stock Option Plan

The Plan was adopted by the directors of the Corporation in February 2002 and approved by shareholders on November 24, 2003. The Plan was last amended with shareholder approval on November 14, 2006.

The Plan has the following features. Also set forth is the description that would apply if the Plan Amendment Resolution described under "Particulars of Matters to be Acted Upon – Amendments to Stock Option Plan" below is approved.

1. Eligible participants under the Plan include employees, officers and directors of the Corporation and its subsidiaries and other service providers of the Corporation and its subsidiaries;

2. A maximum of 5,487,482 common shares of the Corporation are available for issuance under the Plan. If the Plan Amendment Resolution described under "Particulars of Matters to be Acted Upon - Amendments to Stock Option Plan" is approved by shareholders, there will be an increase in the maximum number of options available for grant under the Plan to 8,250,000. Any options that expire unexercised or are otherwise surrendered, cancelled or terminated will make new grants available under the Plan;

3. As of the date hereof, options for the purchase of a total of 4,521,516 common shares (representing 9.8% of the issued and outstanding common shares of the Corporation as of the date hereof) are outstanding and options for the purchase of 287,657 additional common shares (representing 0.6% of the issued and outstanding common shares of the Corporation as of the date hereof) are available for grant under the Plan. If the Plan Amendment Resolution described under "Particulars of Matters to be Acted Upon - Amendments to Stock Option Plan" is approved by shareholders, there will be an increase in the maximum number of options available for grant under the Plan such that a total of 3,050,175 options will be available for future grants;

4. The maximum number of common shares which may be issued to insiders of the Corporation within any one year period may not exceed 10% of the Corporation's issued and outstanding common shares of the Corporation and the maximum number of common shares which may be reserved for issuance to insiders at any time may not exceed 10% of the issued and outstanding common shares of the Corporation;

5. The maximum number of common shares reserved for issuance to any one individual may not exceed 5% of the issued and outstanding common shares of the Corporation and the maximum number of common shares that may be issued to any one insider and his or her associates within a one year period is 5% of the issued and outstanding common shares of the Corporation. As the Toronto Stock Exchange ("TSX") Company Manual does not contain any limitations on the number of shares that may be reserved for issuance to any one individual, these limitations will be removed if the Plan Amendment Resolution described under "Particulars of Matters to be Acted Upon – Amendments to Stock Option Plan" is approved by shareholders;

6. The price at which options will be granted will not be less than the last closing price of the common shares on the TSX prior to the grant by the board of directors;

7. Options shall vest at such times as the board of directors may determine, subject to the requirements of stock exchanges and provided that options issued to investor relations employees must vest in stages over not less than 12 months with no more than one-quarter of the options vesting in any three month period. As the TSX Company Manual does not contain any rules on vesting, these limitations will be removed if the Plan Amendment Resolution is approved such that the vesting of options shall be as determined by the board of directors at the time of grant and the board of directors may, in its discretion, subsequent to the time of grant, advance the date on which an option may be exercised;

8. The term of an option shall not exceed five years from the date of grant;

9. The Plan provides that if an optionee ceases to be a service provider of the Corporation for any reason (whether or not for cause), the optionee may, but only within a period of ninety days, or thirty days if the service provider is an investor relations employee, following such cessation, or the expiry date, whichever is earlier, exercise the optionee's options except in the case of the death of an optionee, in which case the options may be exercised for one year from the date of death. As the TSX Company Manual does not make a distinction for investor relations employees, if the Plan Amendment Resolution is approved by shareholders, the distinction for investor relations employees will be removed such that all optionees will have until ninety days following ceasing to be a service provider, or the expiry date, whichever is earlier, to exercise the optionee's options. Moreover, if the Plan Amendment Resolution is approved, the Plan will clarify that in the case of death, the options may be exercised for one year from the date of death but in no event after the expiry date of the optionee's option;

10. Options are non-assignable except by will or by laws of descent and distribution;

11. On September 10, 2007, the board of directors amended the amending provision in the Plan to incorporate a specific amending provision, as reflected in the Plan attached as Appendix B. If the Plan Amendment Resolution is approved by shareholders, shareholder approval will not be required for amendments permitted by the amending provision to be made without shareholder approval;

12. The Plan does not provide for any financial assistance to participants to facilitate the purchase of options under the Plan; and

13. The Plan provides that in the event that the Corporation seeks approval from its shareholders for a significant transaction such as an amalgamation or merger with another corporation or the sale of all or substantially all of the assets of the Corporation or an offer to purchase being made to the Corporation's shareholders, the Corporation has the right to permit the exercise of unvested options and to accelerate the exercise period of options.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The financial statements for the fiscal year ended May 31, 2007, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the Corporation's financial statements and of the auditors' report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of nine directors, to be elected annually. As the number of directors to be elected has been fixed at four, shareholders will be asked to elect four directors at the Meeting.

The following table provides the names of the proposed nominees for election to the board of directors (the "Nominees") and information concerning each of them. The persons indicated on the enclosed form of proxy intend to vote for the election of the Nominees. Each Nominee elected will hold office from the date of the Meeting or any adjournment thereof at which he or she is elected until his or her successor is elected at the next annual meeting of shareholders of the Corporation, or any adjournment thereof, or until his or her successor is elected or appointed. Two or more persons, personally present or represented by proxy and representing not less than fifty percent (50%) of the outstanding shares of the Corporation entitled to vote at the Meeting shall constitute a quorum for the purposes of electing directors at the

Meeting. In the event that directors are not elected at the Meeting for whatever reason, the incumbent directors shall continue in office until their successors are elected.

Name and Residence	Office Held with the Corporation	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised
Edward Godin Ontario, Canada	Chief Executive Officer, President, Secretary and Director	April 28, 1987	Chief Executive Officer of the Corporation	1,243,183
Patricia Sheahan[2] Ontario, Canada	Chairman of the Board	August 22, 1988	Geoscience Information Specialist	117,218
Gerard Osika[2][3] Ontario, Canada	Director	January 20, 2005	Self-employed consultant	134,400
Scott Walters[2] Ontario, Canada	Director	December 12, 2006	Managing Partner of Max Capital Markets Ltd.	693,600

Notes:

(1) The information as to common shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2) Member of Audit Committee.

(3) Includes 1,000 common shares held by Natalie Osika, Mr. Osika's daughter.

Edward Godin

Mr. Godin is the founder of the Corporation and has been an officer of the Corporation since 1987. Mr. Godin has also been involved as a senior executive for several other junior exploration and financial companies during the past 17 years. Mr. Godin was also a member of the management committee of Air Canada Pilots Pension Equity Plan for a period of 15 years, ending in 1995.

Patricia Sheahan

During the past five years, Ms. Sheahan has been an independent geoscience consultant. Ms. Sheahan has a B.S. in Geology and has been the principal of a specialty geological consulting company for 35 years. Ms. Sheahan is also a director of the P.D.A.C., as well as several other professional geological societies.

Gerard Osika

Since 1999, Mr. Osika has been a self-employed consultant. Between 2002 and 2005, Mr. Osika accepted a major assignment from one of his clients, Seimac Inc., to develop their commercial wireless division, and then manage its subsequent sale to EMS Technologies. Prior thereto, Mr. Osika was the Director of Finance for Pillsbury Canada Inc., Vice-President, Finance for Richardson Vicks Canada Inc. and Chief Financial Officer for Atlantic Health Sciences Corporation. Mr. Osika obtained an MBA from York University with a concentration in Finance and Accounting, and has had experience reviewing financial statements of public companies.

Scott Walters

Mr. Walters founded Max Capital Markets Ltd. in 2004 and has served as its managing partner since it was founded. Max Capital Markets Ltd. is a Toronto based investment banking firm that finances private and public companies. In 2001, Mr. Walters founded and was the managing director of DeltaOne Asset Management. DeltaOne created and distributed several alternative investment funds to Canadian investors prior to being sold to Jovian Capital in November 2004.

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

It is proposed that McCarney Greenwood LLP, Chartered Accountants, be appointed as auditors of the Corporation at the Meeting. McCarney Greenwood LLP, Chartered Accountants, were first appointed auditors of the Corporation on December 17, 2003.

The persons named in the enclosed form of proxy intend to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

Amendments to Stock Option Plan

As disclosed above under "Equity Compensation Plan Information – Stock Option Plan", options for the purchase of 287,657 common shares are available for grant under the Plan. The board of directors of the Corporation believes that in order to be able to continue to attract and retain employees and consultants with the necessary expertise to assist the Corporation in growing its assets and value of its common shares, the Corporation must increase the number of options available under the Plan. Accordingly, the shareholders of the Corporation will be asked to consider, and if thought appropriate, to approve an increase to the maximum number of common shares authorized for issuance thereunder from 5,487,482 to 8,250,000 common shares. The number of common shares subject to issuance under the Plan, if so amended, represent approximately 20% of the issued and outstanding shares.

Moreover, given the listing of the Corporation's common shares on the TSX earlier in 2007, the Corporation will, at the Meeting, seek the approval of its shareholders to amendments to the Plan that have been recently approved by the board of directors of the Corporation in order to remove the limitations that were in the Plan in order to comply with TSX Venture Exchange policies and to make the Plan conform more closely to the stock option plans of other TSX listed issuers. One such amendment is the adoption of detailed amendment provisions that specify which amendments to the Plan may be made in the future without shareholder approval and which amendments may only be made with shareholder approval. Most TSX listed issuers have adopted detailed amendment provisions in response to recent changes to the TSX Company Manual. In summary, the approval of shareholders is being sought such that the board of directors of the Corporation will have the power and authority to make the following types of amendments to the Plan or options granted thereunder without shareholder approval:

(i) amendments of a ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the stock exchange on which the shares of the Corporation may then be listed);

(iii) amendments respecting administration of the Plan;

(iv) any amendment to the vesting provisions of the Plan or any option;

(v) any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(vi) any amendment to the termination provisions of the Plan or any option, other than an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

(vii) the addition or modification of any form of financial assistance by the Corporation;

(viii) the addition or modification of a cashless exercise feature, payable in cash or shares, whether or not there is a full deduction of the number of underlying shares from the Plan reserve; and

(ix) any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including without limitation, the rules, regulations and policies of the stock exchange on which the shares may then be listed).

and the following types of amendments to the Plan or options granted hereunder will require shareholder approval:

(i) increases to the number of shares issuable under the Plan, including an increase to a fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any amendment which reduces the exercise price of an option or a cancellation and re-grant at a lower price less than three months after the related cancellation;

(iii) any amendment extending the term of an option beyond its original expiry date;

(iv) any amendment broadening any limits imposed on non-employee director participation under the Plan;

(v) any amendment respecting transferability or assignability of options under the Plan, other than for normal estate settlement purposes; and

(vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and polices of the stock exchange on which the shares may then be listed).

The text of the resolution (the "Plan Amendment Resolution") approving the amendments to the Plan to be put before shareholders at the Meeting is set forth below. A copy of the Amended and Restated Stock Option Plan black-lined to the Plan is attached as Appendix B. Reference is made to "Equity

Compensation Plan Information – Stock Option Plan" above for a description of the current Plan, and the key amendments that are proposed to be approved at the Meeting.

The proposed amendments have been conditionally approved by the TSX, subject to the approval of the Plan Amendment Resolution by shareholders at the Meeting. In order to be effective, the Plan Amendment Resolution must be passed by a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

"BE IT HEREBY RESOLVED THAT:

(1) the Corporation be and is hereby authorized to amend and restate the stock option plan of the Corporation as appended to the Management Information Circular of the Corporation dated September 10, 2007; and

(2) any one officer or director of the Corporation be and is hereby authorized to execute and deliver, under corporate seal or otherwise, all such deeds, documents, instruments and assurances and to do all such acts and things as such person may deem necessary or desirable to give effect to the foregoing."

THE MANAGEMENT REPRESENTATIVES NAMED IN THE ATTACHED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXY IN FAVOUR OF THE PLAN AMENDMENT RESOLUTION UNLESS A SHAREHOLDER SPECIFIES IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event shareholder approval is not given to the amendments, the amendments will not be effective, and the Plan will continue unmodified.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no individual who is, or at any time during the most recently completed financial year of the Corporation ended May 31, 2007, was, a director, executive officer or employee of the Corporation, no individual proposed as a nominee for election as a director of the Corporation and no associates of any such director, executive officer, employee or proposed nominee, has been indebted to the Corporation or any of its subsidiaries, nor has any such individual's indebtedness to another entity at any time since the beginning of the most recently completed financial year been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation (or any of its subsidiaries) in connection with the purchase of securities of the Corporation.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individuals who were, at each year-end, the chief executive officer and chief financial officer of the Corporation (the "Named Executive Officers"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2007, 2006 and 2005 exceeded $150,000:

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Compensation ($)	Long-Term Compensation: Securities Under Options Granted (#)	Long-Term Compensation: Restricted Shares or Restricted Share Units ($)	Long-Term Compensation: LTIP Payments ($)	All Other Compensation ($)
Edward Godin, Chief Executive Officer	May 31, 2007	$128,000	$150,000	-(2)	1,000,000	-	-	$37,000(3)
	May 31, 2006	$83,500(1)	-	$10,500(2)	390,000	-	-	$14,000(3)
	May 31, 2005	$65,000(1)	-	$15,000(2)	134,634	-	-	$8,000(3)
Rui Andrade, Chief Financial Officer (4)	May 31, 2007	-	-	$12,500	50,000	-	-	-
	May 31, 2006	-	-	-	50,000	-	-	-

Notes:

(1) In November 2004, the NEX board of the TSX Venture Exchange (on which the Corporation's shares traded at the time) informed the Corporation that the Corporation was not permitted to pay more than $2,500 per month to the President of the Corporation. Accordingly, the Corporation entered into an agreement with Edward Godin, the President of the Corporation, on December 1, 2004 under which Mr. Godin was entitled to receive $2,500 per month. Mr. Godin also agreed to repay amounts paid to him between October 2003 (when the Corporation commenced trading on NEX) and November 2004 that exceeded $2,500 per month. The repayment was to occur at the rate of $2,000 per month commencing on January 30, 2005. The board of directors determined, subsequent to the graduation of the Corporation from the NEX board to Tier 2 of the TSX Venture Exchange, not to seek repayment of the overpayment. The amount shown is the actual amount paid to Mr. Godin for the period noted, meaning that the effect of the agreement to repay and subsequent decision not to seek payment are not reflected.

(2) Amount paid as travel/expense allowance. For the fiscal year ended May 31, 2007, the amount did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of the chief executive officer.

(3) Amount paid as director's fee.

(4) Mr. Andrade was appointed the chief financial officer of the Corporation on September 30, 2005. He provides his services on a part-time basis and compensation is paid to him as an independent contractor and not as salary.

Option Grants During the Fiscal Year Ended May 31, 2007

The following table sets out the particulars of options granted to the Named Executive Officers during the Corporation's fiscal year ended May 31, 2007 under the Plan:

Option Grants During Fiscal Year Ended May 31, 2007					
Name and Title	Securities Under Options Granted [1] (#)	% of Total Options Granted [2]	Exercise Price ($/Security)	Market Value of Securities Underlying Options [3] ($/Security)	Expiration Date
Edward Godin, Chief Executive Officer	1,000,000	33.3%	$1.80	$1.71	December 7, 2011
Rui Andrade, Chief Financial Officer	50,000	1.67%	$1.80	$1.71	December 7, 2011

Notes:

(1) 25% of the options vest at the date of grant, and a further 25% vest at 6, 12 and 18 months from the date of grant.

(2) The total number of options granted during the fiscal year ended May 31, 2007 was 3,000,000.

(3) Based on the closing price of the common shares on the TSX Venture Exchange (on which the common shares were then listed) on December 6, 2006.

Options Exercised and Financial Year-end Option Values

The following table provides detailed information regarding options exercised by the Named Executive Officers and options held by the Named Executive Officers as at May 31, 2007:

Name and Title	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at May 31, 2007		Value of Unexercised In-the-Money Options at May 31, 2007[1]	
	(#)	*($)*	Exercisable *(#)*	Unexercisable *(#)*	Exercisable *($)*	Unexercisable *($)*
Edward Godin, Chief Executive Officer	105,191	$315,573	699,634	825,000	$988,608	$881,250
Rui Andrade, Chief Financial Officer	20,000	$72,800	55,000	25,000	$87,500	$27,500

Note:

(1) Based on the market price for the common shares on the TSX on May 31, 2007 of $2.90.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as described below, the Corporation does not at present have any employment contracts with its Named Executive Officers.

The Corporation has entered into an employment agreement dated May 1, 2006, as amended, with Edward Godin, the chief executive officer of the Corporation. Under such agreement, Mr. Godin is entitled to receive an annual salary of $96,000 plus $1,500 per month as an expense allowance and such other benefits as the board of directors of the Corporation may determine. During the fiscal year ended May 31, 2007, the board of directors of the Corporation approved an increase to Mr. Godin's annual salary to $144,000. Upon termination of the agreement by the Corporation without cause, Mr. Godin is entitled to receive severance equal to three years' salary and benefits. Moreover, in the event of a "change in ownership influence" (which is deemed to have taken place if any person (other than Mr. Godin), group of persons or persons acting jointly or in concert or associated or affiliated persons beneficially own shares that would entitle the holders thereof to cast more than 51% of the votes attached to all shares in the capital of the Corporation that may be cast to elect directors of the Corporation), the agreement is stated to terminate automatically and Mr. Godin is entitled to receive a payment equal to three years' salary and benefits.

Report on Executive Compensation

Executive compensation has been designed to encourage management to make decisions and take actions that will result in the improvement of long-term shareholder value as reflected in the growth in assets and value of the Corporation's common shares. The focus of the Corporation's current compensation policies is to:

- strengthen the relationship between compensation and enhancement of shareholder value by focusing on variable compensation, such as annual performance incentives and ownership of common shares, primarily by using options for acquiring common shares of the Corporation;

- enhance the Corporation's ability to attract, encourage and retain knowledgeable and experienced executives; and

- balance the short-term and long-term business goals of the Corporation.

The key components of executive compensation are base salary, a short-term incentive comprised of cash bonus awards and long-term incentives comprised primarily of stock option incentives, which are reviewed annually based on job performance as well as corporate performance and external competitive practices.

Given the desire to conserve cash, the Corporation has historically emphasized long term incentives (stock option incentives) as its primary form of executive compensation. Cash compensation (salary and bonus) has only become of greater emphasis in the most recently completed fiscal year. The weight allocated to long-term incentives (stock option incentives) is based on a consideration of each executive's anticipated ability to influence the long-term growth and performance of the business, with the objective to strengthen the relationship between compensation and enhancement of shareholder value. The chief executive officer is considered to have the highest influence on the long-term performance of the business. Accordingly, in addition to short-term cash compensation, he receives the largest allocation of stock options. Stock option incentives continue to constitute the primary method of compensating the chief financial officer, who provides his services on a part time basis to the Corporation. In granting new stock options during the fiscal year ended May 31, 2007, the number and terms of outstanding stock options were also taken into account. There is no relationship between the Corporation's historical performance and the number of stock options granted. No SARs, or shares or units subject to restrictions on resale or other incentives are granted.

Given the Corporation's significant accomplishments during the fiscal year ended May 31, 2007, including the successful completion of equity financings and the advancement of its Swedish mineral exploration properties, the board of directors of the Corporation approved an increase in the chief executive officer's annual salary and awarded a bonus payment of $150,000. A bonus is strictly in the discretion of the board and the board has no pre-established guidelines for awarding a bonus. The chief executive officer's compensation was not based on any particular set of competitive rates, but was based on the general knowledge and understanding of board members as to the appropriate compensation for a chief executive officer of a mineral exploration company at this stage of development. The board of directors of the Corporation considered not only the increase in the Corporation's assets as at May 31, 2007 compared to May 31, 2006, but also the growth in value of the Corporation's common shares over the period.

Performance Graph

The following shows the cumulative total shareholder return of a $100 investment of common shares of the Corporation over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Venture Composite Index and the S&P/TSX Composite Index.


$2,000
$1,500
$1,000
$500
$0
2002
2003
2004
2005
2006
2007
S&P/TSX Venture Composite to January 31, 2007 S&P/TSX Composite to May 31, 2007
Continental

Compensation of Directors

Each director of the Corporation is entitled to receive $3,000 per meeting of the directors, shareholders and audit committee attended by him or her and to amounts determined from time to time for special assignments performed by directors in their capacities as such. During the fiscal year ended May 31, 2007, the Corporation paid an aggregate $142,000 to the directors in respect of such services. During the fiscal year ended May 31, 2007, the Corporation also paid $26,750 to one director (Gerard Osika) for special assignments.

Directors are also entitled to participate in stock options. During the fiscal year ended May 31, 2007, an aggregate 1,000,000 options were granted to the directors of the Corporation (excluding the 1,000,000 options granted to Edward Godin who is the chief executive officer and a director of the Corporation).

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no director, executive officer, shareholder beneficially owning directly or indirectly or exercising control or direction over more than 10% of the common shares, no proposed nominee for election as a director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed fiscal year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

On November 28, 2006, the Corporation completed a private placement of units comprised of common shares and warrants for gross proceeds of approximately $16 million. Max Capital Markets Ltd. (Commerce Court North, Suite 2900, 25 King Street West, Toronto, Ontario M5L 1G3) acted as lead agent. In connection with the financing, the agents received a cash commission of 8% of the gross proceeds of the private placement and broker warrants for the purchase of that number of units equal to 10% of the total number of units issued in the private placement (excluding the units that were non-brokered). Scott Walters, who was appointed a director of the Corporation subsequent to the completion of the private placement on December 12, 2006, is the managing partner of Max Capital Markets Ltd. and owns all of the issued and outstanding shares of Max Capital Markets Ltd.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Corporation to disclose, on an annual basis, its approach to corporate governance with reference to the governance guidelines provided in National Policy 58-201 – Corporate Governance Guidelines, both of which came into force on June 30, 2005. The following is a summary of the Corporation's governance practices.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

For this purpose, "independence" is to be determined in accordance with the definition in Multilateral Instrument 52-110 - Audit Committees. The board consists of four members, of which three (Gerard Osika, Patricia Sheahan and Scott Walters) are currently independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Edward Godin is not independent as he is the chief executive officer and president of the Corporation.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the directors are currently independent within the definition of "independence".

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is a director of the reporting issuer indicated opposite her name:

Name	Issuer
Patricia Sheahan	Latin American Minerals Inc. (TSX Venture)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed

financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors have not held regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the director who is also a member of management has been excused from portions of meetings, at which open and candid discussion among independent directors has taken place.

(f) **Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.**

The chair, Patricia Sheahan, is an independent director. The chair is responsible for ensuring that the board functions identified in the board's charter are being effectively carried out and is also responsible, in consultation with the chief executive officer of the Corporation, for preparing the agenda for each meeting of the board, for ensuring that directors receive the information required for the proper performance of their duties, for ensuring that an appropriate system is in place to evaluate the performance of the board as a whole, the board's committees and individual directors and for working with the chief executive officer of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

(g) **Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.**

Name	Number of Board Meetings Attended
Edward Godin	10 out of 11
Gerard Osika	11 out of 11
Patricia Sheahan	11 out of 11
Scott Walters	4 out of 4

2. Board Mandate

The responsibilities of the board are set out in a written mandate. The mandate of the board is set out in Appendix A of this Circular.

3. Position Descriptions

(a) **Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.**

The board has developed written position descriptions for the chair and the chair of the audit committee.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board has developed a written position description for the chief executive officer of the Corporation. The chief executive officer of the Corporation provides leadership of the Corporation and, subject to approved policies and direction of the board of directors, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the chief executive officer is responsible for the following duties and responsibilities: presenting to the board for approval a strategic plan for the Corporation; presenting to the board for approval annual budgets to implement approved strategies on an ongoing basis; acting as the primary spokesperson for the Corporation to all stakeholders; presenting to the board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any officer of the Corporation other than the chairman; and ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation's financial reporting and public disclosures.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) **the role of the board, its committees and its directors, and**

(ii) **the nature and operation of the issuer's business.**

Under the board's mandate, management of the Corporation is responsible for providing an orientation and education program for new directors. While the Corporation does not have a formal process of orientation for new directors, at all regular board meetings there is a discussion of the business of the Corporation which provides new and existing directors with an overview of the Corporation's operations. From time to time, financial and other experts are invited to attend board meetings to describe matters in their areas of expertise. The role and responsibilities of the board, its committees and its directors are an ongoing matter of discussion at board meetings and directors are free to consult legal counsel with respect to such matters.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

While the Corporation does not have a formal continuing education program for its directors, it is expected that continuing education activities will be tailored to the particular needs and experience of each director and the overall needs of the board, on an as needed basis. Each member of the board attends a number of industry conferences each year.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:

(i) disclose how an interested party may obtain a copy of the written code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board of directors first adopted a Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of the Corporation in August 2007. A copy of the Code is available on SEDAR at www.sedar.com. Compliance with the Code is to be monitored by requiring all directors, officers and employees to indicate in writing their familiarity with the Code and their agreement to comply with it on an annual basis.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the *Business Corporations Act* (Ontario), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board has also adopted a "Whistleblower Policy" wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The board as a whole is responsible for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the board and governing the desirable characteristics for directors. In making such recommendations, the board considers: (i) the competencies and skills that the board considers to be necessary for the board as a whole to possess; (ii) the competencies and skills that the board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the board; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the board.

(b) **Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.**

The board does not have a nominating committee. The board believes that its process is objective in that a majority of its members are independent.

(c) **If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.**

Not applicable.

7. **Compensation**

(a) **Describe the process by which the board determines the compensation for the issuer's directors and officers.**

The board as a whole determines the compensation for directors and officers. In reviewing the adequacy and form of compensation for directors, the board seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation. In reviewing the adequacy and form of compensation for officers, the board seeks to align the interests of officers with the best interests of the Corporation.

(b) **Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.**

The board does not have a compensation committee. The board as a whole determines the compensation package for the chief executive officer. The board as a whole also determines the compensation of the chief financial officer.

The board believes that its processes are objective in that a majority of its members are independent and one of its main goals is to strengthen the relationship between compensation and enhancing shareholder value.

(c) **If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.**

Not applicable.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The board has no standing committees other than the audit committee.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Chairman of the Board is responsible for ensuring that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and individual directors. Given the relative size of the board and its committees, assessments as to the effectiveness of the board, its committees and individual directors are done on an informal basis.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and Management Discussion and Analysis for the year ended May 31, 2007. Copies of the Corporation's financial statements and Management Discussion and Analysis may be obtained through SEDAR at www.sedar.com or upon written request to the Corporation at: (i) Continental Precious Minerals Inc., 500-360 Bay Street, Toronto, Ontario M5H 2V6 or (ii) by faxing a written request to the Corporation at 416.361.0923.

GENERAL

Except where otherwise indicated, information contained herein is given as of September 10, 2007.

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED as of the 10th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Per: "Edward Godin"
Edward Godin
Chief Executive Officer

APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

1. Role of the Board

The role of the board of directors of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer ("CEO"). In doing so, the board acts at all times with a view to the best interests of the Corporation.

The board's role is to oversee management, with the objective of advancing the best interests of the shareholders by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including the communities in which it operates.

2. Authority and Responsibilities

The board meets regularly to review the performance of the Corporation. In addition to the general supervision of management, the board performs the following functions:

(a) strategic planning - overseeing the strategic planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

(b) risk assessment - assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) CEO - developing the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d) senior management - overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

(e) communications and disclosure policy - adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(f) corporate governance - developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(g) internal controls - reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(h) maintaining integrity - on an ongoing basis, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with its Code of Business Conduct and Ethics.

3. Composition and Procedures

(a) Size of board and selection process - Until such time as a Nominating Committee is formed, the board as a whole determines the nominees for election to the board. Subject to compliance with the requirements prescribed by the *Business Corporations Act* (Ontario) ("OBCA") and the Corporation's by-laws, any shareholder may propose a nominee for election to the board either by means of a shareholder proposal or at the annual meeting. Between annual meetings, the board may appoint directors to serve until the next annual meeting.

(b) Qualifications - Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the directors will be independent directors based on the guidelines of securities regulatory authorities.

(c) Director orientation - The Corporation's management team is responsible for providing an orientation and education program for new directors.

(d) Meetings - The board has at least four meetings a year plus one to review the Corporation's strategic plan. The board is responsible for its agenda. Prior to each board meeting, the CEO discusses agenda items for the meeting with the Chairman of the board. Materials for each meeting are distributed to the directors in advance of the meetings.

(e) Committees - The board has established an Audit Committee. Special committees may be established from time to time to assist the board in connection with specific matters. The chair of each committee reports to the board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the board.

(f) Evaluation - Under the leadership of the Chairman of the Board, the board as a whole shall perform an annual evaluation of the effectiveness of the board as a whole, the committees of the board and the contributions of individual directors. In addition, each committee shall assess its performance annually.

(g) Compensation - Until such time as a Compensation Committee is formed, the board as a whole will determine the compensation for directors. In reviewing the adequacy and form of compensation, the board seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h) Access to independent advisors - The board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Corporation.

Approved by the Board of Directors on August 24, 2007.

APPENDIX B

~~2002~~AMENDED AND RESTATED STOCK OPTION PLAN

CONTINENTAL PRECIOUS MINERALS INC.

1. PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for **Continental Precious Minerals Inc**. (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph ~~12~~11 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed ~~**5,487,482**. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue.~~8,250,000. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4. LIMITS WITH RESPECT TO INSIDERS

(a) The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other ~~employer~~employee stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b) The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. ~~The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).~~

5. ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ~~("Employee") or Officer, or insider~~ of the Corporation or any of its subsidiaries; (b) any ~~other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other~~

person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "controlled" and "subsidiary" shall have the meaningsexecutive officer of the Corporation or any of its subsidiaries; (c) any director of the Corporation or any of its subsidiaries; (d) any consultant of the Corporation or any of its subsidiaries; and (e) any permitted assign of a person referred to in (a) to (d). The terms "consultant" and "permitted assign" shall have the meaning ascribed thereto in the Securities Act (Ontario)National Instrument 45-106, as the same may be amended from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

1. *The maximum number of shares which may be reserved for issuance to Consultants under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)*

2. *The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).*

6. 7. PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and asklast closing price of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade. In the event the shares are listed on the Canadian Venture Exchange, the price may be the market price less any discounts from the market price allowed by the Canadian Venture Exchange, subject to a minimum price of $0.10.prior to the grant by the board of directors or Committee, as applicable.

7. 8. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 87 and paragraphs 9, 108, 9 and 1716 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 108, 9 and 1716 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

8. ~~9.~~ CESSATION OF PROVISION OF SERVICES

Subject to paragraph ~~10~~9 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may, but only within the period of ninety days~~, or thirty days if the service provider is an Investor Relations Employee,~~ next succeeding such cessation ~~and~~but in no event after the expiry date of the optionee's option, exercise the optionee's option ~~unless such period is extended as provided in paragraph 10 below~~.

9. ~~10.~~ DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death but in no event after the expiry date of the Optionee's options. Before expiry of an option under this paragraph ~~10,~~9, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

10. ~~11.~~ NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

11. ~~12.~~ ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. ~~If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.~~

12. ~~13.~~ AMENDMENT AND TERMINATION OF THE PLAN

(a) The board of directors ~~or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.~~ may at any time, subject to the provisions of Section 12(b) below, amend, suspend or terminate the Plan, or any portion thereof, or options granted thereunder provided that no such amendment, suspension or termination may, without the consent of the affected optionee, adversely alter or impair the rights under any option previously granted to an optionee under the Plan. Without limiting the generality of the foregoing, the board of directors shall have the power and authority to make the following types of amendments to the Plan or options granted thereunder without shareholder approval:

(i) amendments of a ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the stock exchange on which the shares of the Corporation may then be listed);

(iii) amendments respecting administration of the Plan;

(iv) any amendment to the vesting provisions of the Plan or any option;

(v) any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(vi) any amendment to the termination provisions of the Plan or any option, other than an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

(vii) the addition or modification of any form of financial assistance by the Corporation;

(viii) the addition or modification of a cashless exercise feature, payable in cash or shares, whether or not there is a full deduction of the number of underlying shares from the Plan reserve; and

(ix) any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including without limitation, the rules, regulations and policies of the stock exchange on which the shares may then be listed).

(b) Shareholder approval will be required for the following types of amendments to the Plan or options granted thereunder:

(i) increases to the number of shares issuable under the Plan, including an increase to a fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any amendment which reduces the exercise price of an option or a cancellation and re-grant at a lower price less than three months after the related cancellation;

(iii) any amendment extending the term of an option beyond its original expiry date;

(iv) any amendment broadening any limits imposed on non-employee director participation under the Plan;

(v) any amendment respecting transferability or assignability of options under the Plan, other than for normal estate settlement purposes; and

(vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and polices of the stock exchange on which the shares may then be listed).

(c) In the event of any conflict between the provisions of section 12(a) and Section 12(b), the provisions of section 12(b) shall prevail to the extent of the conflict.

13. ~~14.~~ EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

14. ~~15.~~ EVIDENCE OF OPTIONS

Each option granted under the Plan ~~shall~~may be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

15. ~~16.~~ EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

16. ~~17.~~ VESTING ~~RESTRICTIONS~~

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable~~, provided that (a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on CDNX, the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.~~ at the time of grant. The board of directors or Committee, as applicable, may in their discretion, subsequent to the time of grant, permit an Optionee to exercise any or all of the unvested options then outstanding.

17. ~~18.~~ NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

(a) the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

(b) a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section ~~12~~11 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

A. the acquisition by any "offeror" (as defined in Part XX of the *Securities Act* (Ontario) of beneficial ownership ~~or~~of more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

B. any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

C. any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

D. the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

18. ~~19.~~ RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

19. ~~20.~~ GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

20. ~~21.~~ EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

EQUITY

RECEIVED

2007 OCT -2 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Clarisse Karangwa
Account Manager, Client Services
Telephone: 416.361.0930 ext.235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

September 24, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CONTINENTAL PRECIOUS MINERALS INC

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on September 21, 2007.

1. Proxy
2. Notice of Annual and Special meeting of Shareholders, which includes the Management Information Circular
3. 2007 Annual Report which includes the Management Discussion & Analysis and a Consolidated Financial Statements for the year ended May 31, 2007 and 2006
4. Internet Voting Insert
5. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per: Karangwa

END